United States securities and exchange commission logo





                 November 16, 2022

       Amanda M. Brock
       Chief Executive Officer
       Aris Water Solutions, Inc.
       9811 Katy Freeway
       Suite 700
       Houston, TX 77024

                                                        Re: Aris Water
Solutions, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on November
10, 2022
                                                            File No. 333-268310

       Dear Amanda M. Brock:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Anuja Majmudar, Attorney-
       Advisor, at (202) 551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Hilary Holmes, Esq.